UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

NORTHERN TIER ENERGY LP

(Name of the Issuer)

WESTERN REFINING, INC.

WESTERN ACQUISITION CO, LLC

NORTHERN TIER ENERGY GP LLC

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

665826103

(CUSIP Number of Class of Securities)

Northern Tier Energy LP Northern Tier Energy GP LLC c/o Melissa M. Buhrig Executive Vice President and General Counsel 1250 W. Washington Street, Suite 300 Tempe, Arizona 85281 (602) 302-5450	Western Refining, Inc. Western Acquisition Co, LLC c/o Lowry Barfield Senior Vice President-Legal, General Counsel and Secretary 123 W. Mills Ave., Suite 200 El Paso, Texas 79901 (915) 534-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

John Goodgame Christopher J. Arntzen Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002-5200 713-220-5800	Jeffery B. Floyd Alan Beck Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002-6760 713-758-2222

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☒	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$470,235,101	$47,353

*	Calculated solely for the purpose of determining the filing fee. The Transaction Valuation was calculated by multiplying (a) $23.185 (the average of the high and low prices per NTI common unit on March 11, 2016, as quoted on the New York Stock Exchange) and (b) 57,450,837, the estimated maximum number of NTI common units that may be exchanged for the merger consideration minus $861,762,555, the estimated aggregate amount of cash consideration to be paid to the former holders of NTI common units.
**	In accordance with Rule 0-11(c)(1), the filing fee was calculated by multiplying 0.0001007 by the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $63,373	Filing Party: Western Refining, Inc.

Form or Registration No.: Form S-4 (Registration No. 333-209031)	Date Filed: January 19, 2016

Amount Previously Paid: $194	Filing Party: Western Refining, Inc.

Form or Registration No.: Form S-4 (Registration No. 333-209031)	Date Filed: March 18, 2016

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) Northern Tier Energy LP, a Delaware limited partnership (“NTI”) and the issuer of the common units representing limited partner interests in NTI that are the subject of the Rule 13e-3 transaction, (ii) Western Refining, Inc., a Delaware corporation (“WNR”), (iii) Western Acquisition Co, LLC, a Delaware limited liability company and wholly-owned subsidiary of WNR (“MergerCo”), and (iv) Northern Tier Energy GP LLC, a Delaware limited liability company, the general partner of NTI and a wholly-owned subsidiary of WNR (“NTI GP”). This Schedule relates to the Agreement and Plan of Merger, dated as of December 21, 2015, by and among NTI, WNR, MergerCo and NTI GP (the “Merger Agreement”).

WNR has filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration No. 333-209031) (as amended by Amendment No. 1 thereto, the “Form S-4”), which contains a proxy statement and a prospectus (the “proxy statement/prospectus”) and constitutes (i) a prospectus of WNR under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the WNR common stock to be issued pursuant to the Merger Agreement and (ii) a notice of meeting and a proxy statement of NTI under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of NTI common unitholders, at which NTI common unitholders will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement. A copy of the Form S-4 is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the proxy statement/prospectus, including all annexes thereto and documents incorporated by reference therein, is hereby expressly incorporated herein by reference. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion. Terms used but not defined in this Schedule shall have the meanings given to them in the proxy statement/prospectus.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the NTI Special Meeting”

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. NTI’s name and the address and telephone number of its principal executive offices are as follows:

Northern Tier Energy LP

1250 W. Washington Street, Suite 300

Tempe, Arizona 85281

Telephone: (602) 302-5450

(b) Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—NTI Special Meeting—Who May Vote”

“The NTI Special Meeting—General Information About the NTI Special Meeting—Common Units Outstanding”

(c) Trading Market and Price. The information set forth in the proxy statement/prospectus under the caption “Summary Term Sheet—Comparative Stock and Unit Prices; Comparative Dividends and Distributions” is incorporated herein by reference.

(d) Dividends. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Comparative Stock and Unit Prices; Comparative Dividends and Distributions”

“Questions and Answers about the Merger and the NTI Special Meeting”

“The Merger Agreement—Effect of Merger on Outstanding NTI Common Units and Other Interests”

“The Merger Agreement—Exchange of Certificates; No Fractional Units—Dividends or Distributions”

“Comparison of the Rights of WNR Stockholders and NTI Common Unitholders—Dividends and Distributions”

Annex A—Agreement and Plan of Merger

(e) Prior Public Offerings. The information set forth in the proxy statement/prospectus under the caption “Where You Can Find More Information—NTI’s Filings (SEC File No. 001-35612)” is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth in the proxy statement/prospectus under the caption “Where You Can Find More Information—NTI’s Filings (SEC File No. 001-35612)” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) Name and Address. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“Summary Term Sheet—Relationship of the Parties to the Merger”

“Special Factors—Relationship of the Parties to the Merger”

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of NTI”

“Special Factors—Directors and Executive Officers of WNR and NTI GP After the Merger”

“The Parties to the Merger”

“Where You Can Find More Information—WNR’s Filings (SEC File No. 001-32721)”

“Where You Can Find More Information—NTI’s Filings (SEC File No. 001-35612)”

(b) Business and Background of Entities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“Summary Term Sheet—Relationship of the Parties to the Merger”

“Summary Term Sheet—The Merger Parties’ Businesses”

“Special Factors—Relationship of the Parties to the Merger”

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of NTI”

“The Parties to the Merger”

“The Merger Parties’ Businesses”

“Where You Can Find More Information—WNR’s Filings (SEC File No. 001-32721)”

“Where You Can Find More Information—NTI’s Filings (SEC File No. 001-35612)”

Unless stated otherwise herein or in documents incorporated by reference, none of the filing persons have been (i) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Relationship of the Parties to the Merger”

“Special Factors—Relationship of the Parties to the Merger”

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of NTI”

“Special Factors—Directors and Executive Officers of WNR and NTI GP After the Merger”

“Where You Can Find More Information—WNR’s Filings (SEC File No. 001-32721)”

“Where You Can Find More Information—NTI’s Filings (SEC File No. 001-35612)”

Unless stated otherwise herein or in documents incorporated by reference, all natural persons specified in General Instruction C to Schedule 13E-3, including the filing persons’ directors and officers and their controlling persons, if any, (i) are U.S. citizens, (ii) have not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and (iii) have not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the NTI Special Meeting”

“Special Factors”

“The NTI Special Meeting”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Comparison of the Rights of WNR Stockholders and NTI Common Unitholders”

Annex A—Agreement and Plan of Merger

(c) Different Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Treatment of Equity Awards”

“Summary Term Sheet—Interest of Certain Persons in the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of Merger on Outstanding NTI Common Units and Other Interests”

Annex A—Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Other Information Related to the Merger—No Appraisal Rights”

“Special Factors—No Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Other Information Related to the Merger—Provisions for Unaffiliated Security Holders”

“Special Factors—Provisions for Unaffiliated Security Holders”

(f) Eligibility for Listing or Trading. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Listing of Shares of WNR Common Stock”

“Special Factors—Restrictions on Sales of WNR Common Stock Received in the Merger”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Relationship of the Parties to the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“Where You Can Find More Information—WNR’s Filings (SEC File No. 001-32721)”

“Where You Can Find More Information—NTI’s Filings (SEC File No. 001-35612)”

(b) Significant Corporate Events. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Relationship of the Parties to the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—WNR Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“The Merger Agreement”

“Where You Can Find More Information—WNR’s Filings (SEC File No. 001-32721)”

“Where You Can Find More Information—NTI’s Filings (SEC File No. 001-35612)”

Annex A—Agreement and Plan of Merger

(c) Negotiations or Contacts. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Relationship of the Parties to the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—WNR Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Relationship of the Parties to the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—WNR Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Directors and Executive Officers of WNR and NTI GP After the Merger”

“Special Factors—Ownership of WNR After the Merger”

“The Merger Agreement”

“Description of the Debt Financing for the Merger”

“Where You Can Find More Information—WNR’s Filings (SEC File No. 001-32721)”

“Where You Can Find More Information—NTI’s Filings (SEC File No. 001-35612)”

Annex A—Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—WNR Parties’ Purpose and Reasons for the Merger”

“Special Factors—Delisting and Deregistration of NTI Common Units”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—WNR Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Directors and Executive Officers of WNR and NTI GP after the Merger”

“Special Factors—Delisting and Deregistration of NTI Common Units”

“Special Factors—Ownership of WNR After the Merger”

“Description of the Debt Financing for the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—WNR Parties’ Purpose and Reasons for the Merger”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

(b) Alternatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—WNR Parties’ Purpose and Reasons for the Merger”

(c) Reasons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—WNR Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Opinion of Evercore Group L.L.C.”

(d) Effects. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers about the Merger and the NTI Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Projected Financial Information”

“Special Factors—WNR Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Delisting and Deregistration of NTI Common Units”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Description of the Debt Financing for the Merger”

“The Merger Agreement”

“Comparison of the Rights of WNR Stockholders and NTI Common Unitholders”

Annex A—Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

(b) Factors Considered in Determining Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Summary Term Sheet—Opinion of Evercore Group L.L.C.”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—Opinion of Evercore Group L.L.C.”

Annex B—Opinion of Evercore Group L.L.C.

(c) Approval of Security Holders. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—NTI Special Meeting”

“Questions and Answers about the Merger and the NTI Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“The NTI Special Meeting—General Information About the NTI Special Meeting—Votes Required”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated Representative. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Summary Term Sheet—Opinion of Evercore Group L.L.C.”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—Opinion of Evercore Group L.L.C.”

Annex B—Opinion of Evercore Group L.L.C.

(e) Approval of Directors. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

(f) Other Offers. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Opinion of Evercore Group L.L.C.”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)–(b) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentations of Evercore Group L.L.C. to the NTI GP Conflicts Committee, dated December 1, 2015, December 9, 2015, December 11, 2015 (presented on December 14, 2015), December 16, 2015 (presented on December 17, 2015), December 21, 2015 and December 21, 2015 (updated and presented on January 7, 2016), are attached hereto as Exhibits (c)(2), (c)(3), (c)(4), (c)(5), (c)(6)

and (c)(7) and are incorporated herein by reference. The presentations prepared by Goldman, Sachs & Co., in conjunction with WNR management, for the Board of Directors of WNR, dated October 16, 2015, October 22, 2015, December 7, 2015 and December 21, 2015, are attached hereto as Exhibits (c)(8), (c)(9), (c)(10) and (c)(11) and are incorporated herein by reference. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Evercore Group L.L.C.”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Evercore Group L.L.C.”

“Special Factors—Financial Analysis of Goldman Sachs”

Annex B—Opinion of Evercore Group L.L.C.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of NTI during its regular business hours by any interested holder of NTI common units or representative who has been so designated in writing. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“Special Factors—Opinion of Evercore Group L.L.C.”

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Special Factors—Effects of the Merger”

“Description of the Debt Financing for the Merger”

(b) Conditions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger Agreement—Conditions to Completion of the Merger”

“Summary Term Sheet—Other Information Related to the Merger—Regulatory Approvals Required for the Merger”

“Special Factors—Regulatory Approvals Required for the Merger”

“The NTI Special Meeting—General Information About the NTI Special Meeting—Votes Required”

“The Merger Agreement—Conditions to the Merger”

“Description of the Debt Financing for the Merger”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger Agreement—Expenses Relating to the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement—Costs and Expenses”

“The NTI Special Meeting—Voting Procedures—Solicitation of Proxies”

“The Merger Agreement”

“Description of the Debt Financing for the Merger”

Annex A—Agreement and Plan of Merger

(d) Borrowed Funds. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Special Factors—Effects of the Merger”

“Description of the Debt Financing for the Merger”

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of NTI”

“Special Factors—Ownership of WNR After the Merger”

(b) Securities Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of NTI”

“Special Factors—Certain Transactions in NTI Common Units”

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—NTI Unit Ownership of WNR and of WNR and NTI GP’s Directors and Executive Officers”

“Questions and Answers about the Merger and the NTI Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—WNR Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of NTI”

“The NTI Special Meeting—WNR’s Obligation to Vote Its NTI Common Units”

(e) Recommendations of Others. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Summary Term Sheet—NTI Unit Ownership of WNR and of WNR and NTI GP’s Directors and Executive Officers”

“Questions and Answers about the Merger and the NTI Special Meeting”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—WNR Parties’ Purpose and Reasons for the Merger”

Annex B—Opinion of Evercore Group L.L.C.

Item 13.	Financial Information.

Regulation M-A Item 1010

(a) Financial Statements. The audited financial statements set forth in NTI’s Annual Report on Form 10-K for the year ended December 31, 2015, and the information set forth in the proxy statement/prospectus under the following captions are incorporated herein by reference:

“Summary Term Sheet—Selected Historical Consolidated Financial Data of NTI”

“Summary Term Sheet—Unaudited Comparative Per Share/Unit Information”

“Where You Can Find More Information”

(b) Pro Forma Information. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Selected Unaudited Pro Forma Condensed Consolidated Financial Information”

“Summary Term Sheet—Unaudited Comparative Per Share/Unit Information”

“Unaudited Pro Forma Condensed Consolidated Financial Statements”

“Where You Can Find More Information”

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Summary Term Sheet—Opinion of Evercore Group L.L.C.”

“Summary Term Sheet—The Merger Agreement—Expenses Relating to the Merger”

“Questions and Answers about the Merger and the NTI Special Meeting”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Position of the WNR Parties and NTI GP Conflicts Committee as to the Fairness of the Merger”

“Special Factors—Opinion of Evercore Group L.L.C.”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

“The NTI Special Meeting—Voting Procedures—Solicitation of Proxies”

“The Merger Agreement—Costs and Expenses”

Annex B—Opinion of Evercore Group L.L.C.

(b) Employees and Corporate Assets. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Summary Term Sheet—The Merger Agreement—Expenses Relating to the Merger”

“Questions and Answers about the Merger and the NTI Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

“The NTI Special Meeting—Voting Procedures—Solicitation of Proxies”

Item 15.	Additional Information.

Regulation M-A Item 1011

(b) Golden Parachute Compensation. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“The NTI Special Meeting—General Information About the NTI Special Meeting—Advisory Vote on Treatment of Equity Awards”

“Special Factors—Interest of Certain Persons in the Merger—Potential Payments to Named Executive Officers in Connection with the Merger”

(c) Other Material Information. The information contained in the proxy statement/prospectus, including all annexes thereto, is incorporated herein by reference.

In 2014 and 2015, Deloitte & Touche LLP (“Deloitte”) provided a non-audit service to NTI relating to NTI’s evaluation of segregation of duties in its information systems, consisting of providing output from a Deloitte computer program to NTI for its review. In 2015, Deloitte determined this to be an impermissible service, and terminated such service in May 2015. NTI considered this non-audit service to be a secondary control; during 2014 and 2015, NTI relied upon primary controls that did not depend on the Deloitte non-audit service to ensure appropriate segregation of duties. Accordingly, Deloitte advised NTI’s audit committee that its objectivity, integrity, and impartiality were not impaired with respect to planning and executing its audits during 2014 and 2015 as a result of this non-audit service. NTI’s audit committee reviewed the provision of this non-audit service and the controls utilized by NTI to ensure appropriate segregation of duties, and concurs with Deloitte’s conclusion that Deloitte’s objectivity, integrity, and impartiality were not impaired with respect to planning and executing its audits during 2014 and 2015 as a result of this non-audit service.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1)	Letter to Common Unitholders of Northern Tier Energy LP, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Western Refining, Inc. with the Securities and Exchange Commission on March 18, 2016

(a)(2)	Notice of Special Meeting of Common Unitholders of Northern Tier Energy LP, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Western Refining, Inc. with the Securities and Exchange Commission on March 18, 2016

(a)(3)	Proxy Statement of Northern Tier Energy LP, incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed by Western Refining, Inc. with the Securities and Exchange Commission on March 18, 2016

(b)	None

(c)(1)	Fairness Opinion of Evercore Group L.L.C., dated December 21, 2015, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Western Refining, Inc. with the Securities and Exchange Commission on March 18, 2016

(c)(2)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 1, 2015

(c)(3)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 9, 2015

(c)(4)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 11, 2015, as presented on December 14, 2015

(c)(5)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 16, 2015, as presented on December 17, 2015

(c)(6)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 21, 2015

(c)(7)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 21, 2015, as updated and presented on January 7, 2016

(c)(8)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated October 16, 2015

(c)(9)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated October 22, 2015

(c)(10)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated December 7, 2015

(c)(11)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated December 21, 2015

(d)(1)	Agreement and Plan of Merger, dated December 21, 2015, among Northern Tier Energy LP, Western Refining, Inc., Western Acquisition Co, LLC and Northern Tier Energy GP LLC, incorporated herein by reference to Annex A of the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Western Refining, Inc. with the Securities and Exchange Commission on March 18, 2016

(f)(1)	First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012, incorporated here by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Northern Tier Energy LP on August 2, 2012

(f)(2)*	Delaware Code Title 6 § 17-212

(g)	None

*	Previously filed on January 19, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2016

NORTHERN TIER ENERGY LP

By:	Northern Tier Energy GP LLC,
its general partner

By:	/s/ Karen B. Davis
Name:	Karen B. Davis
Title:	Executive Vice President and Chief Financial Officer

Dated: March 18, 2016

WESTERN REFINING, INC.

By:	/s/ Gary R. Dalke
Name:	Gary R. Dalke
Title:	Chief Financial Officer

Dated: March 18, 2016

WESTERN ACQUISITION CO, LLC

By:	/s/ Gary R. Dalke
Name:	Gary R. Dalke
Title:	Chief Financial Officer

Dated: March 18, 2016

NORTHERN TIER ENERGY GP LLC

By:	/s/ Karen B. Davis
Name:	Karen B. Davis
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	Letter to Common Unitholders of Northern Tier Energy LP, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Western Refining, Inc. with the Securities and Exchange Commission on March 18, 2016

(a)(2)	Notice of Special Meeting of Common Unitholders of Northern Tier Energy LP, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Western Refining, Inc. with the Securities and Exchange Commission on March 18, 2016

(a)(3)	Proxy Statement of Northern Tier Energy LP, incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed by Western Refining, Inc. with the Securities and Exchange Commission on March 18, 2016

(b)	None

(c)(1)	Fairness Opinion of Evercore Group L.L.C., dated December 21, 2015, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Western Refining, Inc. with the Securities and Exchange Commission on March 18, 2016

(c)(2)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 1, 2015

(c)(3)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 9, 2015

(c)(4)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 11, 2015, as presented on December 14, 2015

(c)(5)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 16, 2015, as presented on December 17, 2015

(c)(6)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 21, 2015

(c)(7)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 21, 2015, as updated and presented on January 7, 2016

(c)(8)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated October 16, 2015

(c)(9)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated October 22, 2015

(c)(10)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated December 7, 2015

(c)(11)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated December 21, 2015

(d)(1)	Agreement and Plan of Merger, dated December 21, 2015, among Northern Tier Energy LP, Western Refining, Inc., Western Acquisition Co, LLC and Northern Tier Energy GP LLC, incorporated herein by reference to Annex A of the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Western Refining, Inc. with the Securities and Exchange Commission on March 18, 2016

(f)(1)	First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012, incorporated here by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Northern Tier Energy LP on August 2, 2012

(f)(2)*	Delaware Code Title 6 § 17-212

(g)	None

*	Previously filed on January 19, 2016.